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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NETBANK, INC.

(Name of Subject Company (Issuer))

NETBANK, INC.

(Names of Filing Persons (Offeror))

Options Under NetBank, Inc. 1996 Stock Incentive Plan to Purchase Common Stock,
Par Value $.01 Per Share
(Title of Class Securities)

Copies to:

Robert E. Bowers	Katherine M. Koops, Esq.
Chief Financial Officer	Powell, Goldstein, Frazer & Murphy LLP
NetBank, Inc.	Sixteenth Floor,
11475 Great Oaks Way	191 Peachtree St. N.E.
Suite 100	Atlanta, Georgia 30303
Alpharetta, Georgia 30022	(404) 572-6600
(770) 343-6006

(Name, address, and telephone numbers of person authorized to receive notices a and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$3,521,138	$324

*
Calculated solely for purposes of determining the filing fee. This amount assumes the cancellation of all options for which the offer is being made and was calculated by multiplying the transaction valuation by .000092.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable
Form or Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1
☐
going-private transaction subject to Rule 13e-3
☒
issuer tender offer subject to Rule 13e-4
☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

        The information set forth under "Summary Term Sheet" in the Offer to Exchange Options for Cash, dated March 6, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

  (a)
  The name of the issuer is NetBank, Inc. a Georgia corporation (the "Company"), and the address of its principal executive offices is 11475 Great Oaks Way, Suite 100, Alpharetta, Georgia 30022, telephone (770) 343-6006. The information set forth in the Offer to Exchange under "Information Concerning NetBank" is incorporated herein by reference.

  (b)
  This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the NetBank, Inc. 1996 Stock Incentive Plan, as amended and restated (the "Plan") to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"), that have an exercise price of $14.00 or more (the "Options") for cash upon the terms and subject to the conditions described in the Offer to Exchange, the memorandum describing the offer (the "Memorandum") and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Memorandum and the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibits (a)(1) through (a)(3). The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of Cash") and Section 8 ("Source and Amount of Consideration") is incorporated herein by reference. In addition, Exhibit (5) hereto sets forth the prices to be paid for all options in the offer based on their exercise prices.

  (c)
  The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

  (a)
  The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

  (a)
  The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of Cash"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

  (b)
  The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

  (a)
  The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

  (a)
  The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

  (b)
  The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of Cash") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

  (c)
  The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

  (a)
  The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

  (b)
  The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

  (d)
  Not applicable.

Item 8. Interest in Securities of the Subject Company.

  (a)
  Not applicable.

  (b)
  The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

  (a)
  Not applicable.

Item 10. Financial Statements.

  (a)
  The information set forth in the Offer to Exchange under Section 9 ("Information Concerning NetBank") and in the consolidated financial statements and notes thereto filed with the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, is incorporated herein by reference.

Item 11. Additional Information.

  (a)
  The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

  (b)
  Not applicable.

Item 12. Exhibits.

  (a)
  (1) Offer to Exchange Options for Cash, dated March 6, 2002.
(2) Form of Letter of Transmittal.
(3) Form of Memorandum to Eligible Option Holders.
(4) Form of Letter to Tendering Option Holders.

(5) List of Prices to be Paid for Options in the Offer
(6) NetBank, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, which is incorporated herein by reference.
(7) NetBank, Inc. Quarterly Report on Form 10-Q for the period ended September 30, 2001, which is incorporated herein by reference.
  (b)
  Not applicable.

  (d)
  NetBank, Inc. 1996 Stock Incentive Plan, as amended. Filed as Exhibit 10.3 to NetBank's Registration Statement on Form S-1 (Regis. No. 333-23717), its Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 0-22361) and its Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 0-22361) and as Exhibit 10.5 to its Registration Statement on Form S-4 (Regis. No. 333-75298) and incorporated herein by reference.

  (g)
  Not applicable.

  (h)
  Not applicable.

Item 13. Information Required by Schedule 13E-3.

  (a)
  Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

NETBANK, INC.
/s/ LAURA P. MOON Laura P. Moon Chief Accounting Officer

Date: March 6, 2002

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Exchange Options for Cash, dated March 6, 2002.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Memorandum to Eligible Option Holders.
(a)(4)	Form of Letter to Tendering Option Holders.
(a)(5)	List of Prices to be Paid for Options in the Offer
(a)(6)	NetBank, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, which is incorporated herein by reference.
(a)(7)	NetBank, Inc. Quarterly Report on Form 10-Q for the period ended September 30, 2001, which is incorporated herein by reference.
(d)
NetBank, Inc. 1996 Stock Incentive Plan, as amended. Filed as Exhibit 10.3 to NetBank's Registration Statement on Form S-1 (Regis. No. 333-23717), its Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 0-22361) and its Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 0-22361) and as Exhibit 10.5 to its Registration Statement on Form S-4 (Regis No. 333-75298) and incorporated herein by reference.

EXHIBIT (a)(1)

NETBANK, INC.

OFFER TO EXCHANGE ALL OUTSTANDING OPTIONS UNDER THE
NETBANK, INC. 1996 STOCK INCENTIVE PLAN
HAVING AN EXERCISE PRICE OF $14.00 OR MORE FOR CASH

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE
AT MIDNIGHT, EASTERN TIME, ON APRIL 2, 2002,
UNLESS THE OFFER IS EXTENDED.

        NetBank, Inc. ("NetBank," "we," or "us") is offering to exchange all outstanding, unexercised options to purchase shares of our common stock that were granted under the NetBank, Inc. 1996 Stock Incentive Plan, as amended (the "Plan") and that have an exercise price of $14.00 per share or more for cash. The amount of cash you will receive in exchange for your options in this offer is based on the particular terms of your options and is set forth in the memorandum addressed to you from Robert E. Bowers that is included with this offer document. All NetBank directors and employees who hold options with an exercise price of $14.00 or more may participate in this offer. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange, the accompanying memorandum to you from Robert E. Bowers and the related letter of transmittal (which together, as they may be amended from time to time, constitute the "offer"). You may only choose to tender all or none of the outstanding, unexercised shares of common stock subject to an individual stock option grant. No tender will be accepted for a portion of the shares subject to an unexercised individual stock option grant.

        This offer is not conditioned upon a minimum number of options being tendered. This offer is subject to conditions that we describe in Section 6 of this offer to exchange.

        If you tender options for exchange as described in the offer, we will cancel your validly tendered options as of the expiration date of this offer and pay you the cash to which you are entitled for those options promptly following the expiration of the offer.

        Although our Board of Directors has approved this offer, neither we nor our Board of Directors makes any recommendation as to whether or not you should tender your options for cash. You must make your own decision whether or not to tender your options.

        Shares of our common stock are quoted on the Nasdaq Stock Market under the symbol "NTBK." On March 5, 2002, the last reported sale price of the common stock on the Nasdaq Stock Market was $15.97 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to tender your options.

        This transaction has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or the merits of such transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

        You should direct questions about this offer or requests for assistance or for additional copies of the offer to exchange or the letter of transmittal to Laura Moon or Robert E. Bowers, NetBank, Inc., 11475 Great Oaks Way, Suite 100, Alpharetta, Georgia 30022, telephone (770) 343-6006.

IMPORTANT

        If you wish to tender your options for cash, you must complete and sign the letter of transmittal in accordance with its instructions, and mail, fax or hand deliver it and any other required documents to us at NetBank, Inc., Attn: Laura Moon or Robert E. Bowers, 11475 Great Oaks Way, Suite 100, Alpharetta, Georgia 30022, telephone (770) 343-6006 (facsimile number: (770) 343-9344) in time for us to receive it at or before midnight, Eastern Time, on April 2, 2002.

        We are not making this offer to, nor will we accept any tender of options from or on behalf of, option holders in any jurisdiction in which the offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to option holders in any such jurisdiction.

        We have not authorized any person to make a recommendation on our behalf as to whether or not you should tender your options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with this offer other than the information and representations contained in this document, the accompanying memorandum to you from Robert E. Bowers, or in the related letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

TABLE OF CONTENTS

SUMMARY TERM SHEET		8
INTRODUCTION		11
MATERIAL RISKS OF PARTICIPATING IN THE OFFER		11
THE OFFER		12
1.	Number of Options; Expiration Date	12
2.	Purpose of the Offer	12
3.	Procedures for Tendering Options	14
4.	Withdrawal Rights	14
5.	Acceptance of Options for Exchange	15
6.	Conditions of the Offer	15
7.	Price Range of Common Stock Underlying the Options	17
8.	Source and Amount of Consideration	17
9.	Information Concerning NetBank	17
10.	Interests of Directors and Officers; Transactions and Arrangements Concerning the Options	20
11.	Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer	21
12.	Legal Matters; Regulatory Approvals	21
13.	Material Federal Income Tax Consequences	21
14.	Extension of Offer; Termination; Amendment	22
15.	Fees and Expenses	23
16.	Additional Information	23
17.	Miscellaneous	23

SUMMARY TERM SHEET

        The following are answers to some of the questions that you may have about this offer. We urge you to read carefully the remainder of this offer to exchange, the accompanying memorandum to you from Robert E. Bowers and the accompanying letter of transmittal because the information in this summary is not complete. We have included page references to the remainder of this offer to exchange where you can find a more complete description of the topics in this summary.

What are the terms of the exchange?

        We are offering to exchange all unexercised stock options having an exercise price of $14.00 per share or more which are outstanding under our 1996 Stock Incentive Plan and held by directors and employees of NetBank for cash. The amount of cash that you will receive in the offer is based on the exercise price of your options that are subject to this offer and is set forth in the memorandum to you from Robert E. Bowers that accompanies this offer document. (Page 6)

How did you determine the amount of cash to be issued for the tendered options?

        The cash amount that we will pay for your options represents the fair value of your options using the Black-Scholes option pricing model. (Page 6)

Why are we making the offer?

        Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that have consistently remained significantly higher than the market price of our common stock. We believe these options are unlikely to be exercised in the foreseeable future. By making this offer, we believe we are improving employee retention and morale by realigning the cash and equity components of our compensation program to more closely reflect the current investment climate while at the same time decreasing the number of options that we have outstanding. (Page 7)

Why can't NetBank "reprice" my current options?

        A "repricing" of existing options would lead to variable accounting for the repriced options and require that we take a charge to earnings for compensation expense over the life of the options. This compensation expense could lower our earnings per share and further depress the price of our common stock on an ongoing basis. The exchange of options as described in this offer will avoid the variable accounting problems caused by a repricing. (Page 7)

Why doesn't NetBank just grant me additional options?

        Because of the large number of options currently outstanding that have exercise prices significantly above our recent market price, a grant of additional options to replace these "underwater" options would dilute our existing shareholders' investment in our company by increasing the number of outstanding shares and decreasing earnings per share of common stock on a fully diluted basis. Additionally, we have a limited pool of options that we may grant under the Plan without getting shareholder approval. (Page 7)

What will happen to my current options if I participate?

        Any options that you tender for exchange will be irrevocably cancelled on the expiration date of this offer, which is currently scheduled to occur on April 2, 2002. You may withdraw your tender prior to the expiration date, as it may be extended. Once the options that you tender are cancelled, you will have no rights to the cancelled options. (Page 9)

Are there any conditions to the offer?

        The offer is not conditioned upon a minimum number of options being tendered. Participation is entirely voluntary. The offer is subject to a number of conditions, including the conditions described in Section 6. (Page 9)

If I tender my options, when will I receive my cash?

        You will receive the full cash amount for your options promptly after the expiration of this offer. No interest will accrue and no interest will be paid on any portion of the cash amount payable, regardless of when paid. (Page 9)

If I tender my options, when will I be eligible to receive other option grants?

        We will not grant any options to persons eligible to participate in this offer prior to the expiration date. Additionally, if we accept the options you tender in the offer, we will further refrain from granting you any other options until six months and one day after the expiration of this offer. This will allow us to avoid incurring compensation expense against our earnings over the life of the options because of financial accounting rules that could apply to these interim option grants as a result of the offer. If you do not tender options in the offer, however, you would remain eligible for any discretionary option awards that we might grant after the expiration of this offer without regard to the six months and one day "waiting period." (Pages 9 and 15)

If I tender an eligible option, do I have to tender option rights for all the shares subject to that option?

        Yes. We are not accepting partial tenders of options. However, if you have already exercised a portion of a vested stock option, you may tender the remaining portion of that option. You may tender one or more of your option grants, but you may only tender all of the unexercised shares subject to each option or none of those shares. (Page 6)

Will I have to pay taxes if I exchange my options?

        Cash that you received in exchange for your tendered options will be taxed as ordinary compensation income to you in the year you receive it. We recommend that you consult with your own tax advisor to determine the tax consequences of tendering options pursuant to the offer. (Page 15)

Will the cash payment be counted as compensation under the NetBank employee stock purchase plan or 401(k) plan?

        Yes. If you have a salary deferral election in effect under the NetBank employee stock purchase plan, the 401(k) plan, or both, a portion of your cash payment will be withheld and contributed to the plan or plans in which you participate, subject to any applicable plan limitations. (Page 23)

When does the offer expire? Can the offer be extended, and how will I be notified if it is extended?

        The offer expires on April 2, 2002, at midnight, Eastern Time, unless we extend it. We may, in our discretion, extend the offer at any time, but we cannot assure you that the offer will be extended or, if extended, for how long.

        If the offer is extended, we will make a public announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled expiration of the offer period. (Page 6)

How do I tender my options?

        If you decide to tender your options, you must deliver, before midnight, Eastern Time, on April 2, 2002, a properly completed and duly executed letter of transmittal and any other documents required by the letter of transmittal to NetBank, Inc., 11475 Great Oaks Way, Suite 100, Alpharetta, Georgia 30022, Attn: Laura Moon or Robert E. Bowers (facsimile number: (770) 343-9344). If we extend the offer beyond that time, you must deliver these documents before the extended expiration of the offer.

        We reserve the right to reject any or all tenders of options that we determine, in our sole discretion, are not in appropriate form or that we determine, in our sole discretion, are unlawful to accept. Otherwise, we will accept properly and timely tendered options that are not validly withdrawn. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept and cancel all such properly tendered options promptly upon the expiration of the offer. (Page 8)

During what period of time may I withdraw previously tendered options?

        You may withdraw your tendered options at any time before midnight, Eastern Time, on April 2, 2002. If we extend the offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. To withdraw tendered options, you must deliver to us and we must receive a written notice of withdrawal, or a facsimile thereof, with the required information while you still have the right to withdraw the tendered options. Once you have withdrawn options, you may re-tender options only by again following the delivery procedures described above. (Page 8)

What do we and our Board of Directors think of the offer?

        Although our Board of Directors has approved this offer, neither we nor our Board of Directors makes any recommendation as to whether or not you should tender your options. You must make your own decision whether to tender options. For questions regarding tax implications or other investment-related questions, you should talk to your own legal counsel, accountant and/or financial advisor. (Page 7)

Who can I talk to if I have questions about the offer?

        For additional information or assistance, you should contact:

    Laura Moon
    or
    Robert E. Bowers
    NetBank, Inc.
    11475 Great Oaks Way, Suite 100
    Alpharetta, Georgia 30022
    (telephone: (770) 343-6006)
    (facsimile: (770) 343-9344)

INTRODUCTION

        NetBank, Inc. ("NetBank," "we," or "us") is offering to exchange all outstanding, unexercised options to purchase shares of our common stock granted under the NetBank, Inc. 1996 Stock Incentive Plan, as amended (the "Plan") that have an exercise price of $14.00 per share or more for cash. The amount of cash you will receive in exchange for your options in this offer is based on the particular terms of your options and is set forth in the accompanying memorandum to you from Robert E. Bowers. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange, the accompanying memorandum from Robert E. Bowers and the related letter of transmittal (which together, as they may be amended from time to time, constitute the "offer"). You may only tender options for all or none of the outstanding, unexercised shares of common stock subject to an individual stock option grant.

        This offer is not conditioned upon a minimum number of options being tendered. This offer is subject to conditions that we describe in Section 6 below.

        If you tender options for exchange, we will cancel your validly tendered options as of the expiration date of this offer and pay you the cash to which you are entitled for those options promptly following the expiration of the offer.

        As of March 1, 2002, options to purchase 3,030,400 shares of our common stock were outstanding under the Plan. These options had exercise prices of between $0.40 and $53.33 per share. Of these options, options to purchase 1,055,400 shares of our common stock had an exercise price of $14.00 or more, and all of those options are eligible for exchange. The shares of common stock issuable upon exercise of options that we are offering to exchange represent approximately 35% of the total shares of common stock issuable upon exercise of all options outstanding under the Plan as of March 1, 2002.

        All options accepted by us pursuant to this offer will be cancelled as of the expiration date of this offer.

MATERIAL RISKS OF PARTICIPATING IN THE OFFER

        Participation in this offer involves a number of potential risks, including the material risks described below. Eligible participants should carefully consider these risks and are encouraged to speak with an investment and tax advisor as necessary before deciding to participate in this offer. In addition, we strongly encourage you to read this Offer to Exchange in its entirety, along with the accompanying memorandum to you from Robert E. Bowers and the letter of transmittal.

        Participation in the offer will make you ineligible to receive any option grants until October 3, 2002 at the earliest.

        Employees are generally eligible to receive option grants at any time that the Board of Directors or the Compensation Committee chooses to make them. If you choose to participate in this offer, however, you will be ineligible to receive any stock option grants until October 3, 2002 at the earliest. See Acceptance of Options for Exchange" (Page 9).

        If our stock price increases after the date that your tendered options are cancelled, your cancelled options might have been worth more than the cash that you receive in exchange for them.

        Although the exercise price of the options you may tender in this offer has in most cases remained significantly higher than the market price of our stock, the market price of our stock may increase in the future. If this increase occurs during the term of your option, it could result in your option representing greater value than the amount of cash we are offering to pay for its cancellation.

THE OFFER

1.    Number of Options; Expiration Date.

        Upon the terms and subject to the conditions of this offer, we will exchange for cash all eligible outstanding, unexercised options under the Plan that are properly tendered and not validly withdrawn in accordance with Section 4 before the "expiration date," as defined below. Eligible outstanding options are all options that have an exercise price of $14.00 per share or more. We will not accept partial tenders of options for any portion of the shares subject to an unexercised individual option grant. You may tender options for all or none of the unexercised shares subject to each option grant.

        If your options are properly tendered and accepted for exchange, you will be entitled to receive cash in an amount based on the particular terms of your options as set forth in the memorandum to you from Robert E. Bowers that is included with this offer document. The cash amount to be paid for your options represents the fair value of your options using the Black-Scholes option pricing model. This model values options based on a variety of factors that include the exercise price, the fair market value of the common stock at the time of valuation, the historical volatility of our common stock, and the remaining term of the option.

        The term "expiration date" means midnight, Eastern Time, on April 2, 2002, unless and until we, in our discretion, have extended the period of time during which the offer will remain open, in which event the term "expiration date" refers to the latest time and date at which the offer, as so extended, expires. See Section 14 for a description of our rights to extend, delay, terminate and amend the offer.

        If we decide to take any of the following actions, we will publish notice of such action and extend the offer for a period of ten business days after the date of such publication:

  (1)
  we increase or decrease the amount of consideration offered for the options;

  (2)
  we decrease the number of options eligible to be tendered in the offer; or

  (3)
  we increase the number of options eligible to be tendered in the offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the offer immediately prior to the increase.

        If the offer is scheduled to expire at any time earlier than the tenth (10th) business day from, and including, the date that notice of the increase or decrease is first published, sent or given in the manner specified in Section 14 of this offer to exchange, we will extend the offer so that the offer is open at least ten (10) business days following the publication, sending or giving of notice.

        For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

2.    Purpose of the Offer.

        We granted the options outstanding under the Plan for the following purposes:

  •
  to provide our employees an opportunity to acquire or increase a proprietary interest in NetBank, thereby creating a stronger incentive to expend maximum effort for our growth and success;

  •
  to attract, retain and reward our employees; and

  •
  to strengthen the mutuality of interests between our employees and shareholders.

        Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that have consistently remained significantly higher than the current market price of our common stock. We believe these options are unlikely to be exercised in the foreseeable future. By making this offer, we believe we are improving employee retention and morale by realigning the cash and equity components of our compensation program to more closely reflect the current investment climate while at the same time decreasing the number of options that we have outstanding.

        We are undertaking this offer, as opposed to repricing your options or granting you new ones, because those actions would have unfavorable financial consequences for NetBank. Specifically, a repricing would lead to variable accounting for the repriced options and require that we take a charge to earnings for compensation expense over the life of the options. This compensation expense could lower our earnings per share and further depress the price of our common stock on an ongoing basis. A grant of additional options would also decrease earnings per share, on a fully diluted basis, by increasing the number of outstanding shares calculated on that basis. This would dilute our shareholders' investment in our company.

        From time to time, we engage in acquisition and other strategic discussions with other parties, which may include our affiliates. Except as may otherwise be disclosed in this offer or in our filings with the SEC, such as those relating to our proposed merger with Resource Bancshares Mortgage Group, Inc. ("RBMG"), we presently have no plans or proposals that relate to or would result in:

  (a)
  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries, except for our proposed merger with RBMG;

  (b)
  any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

  (c)
  any material change in our present dividend rate or policy, or our indebtedness or capitalization;

  (d)
  any change in our present Board of Directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer's material terms of employment, except that: (i) upon completion of our merger with RBMG, our board will be reconstituted to include six directors from the pre-merger NetBank board, four directors from the pre-merger RBMG board, and a director common to both boards, and (ii) Douglas K. Freeman will become our chief executive officer upon completion of the merger;

  (e)
  any other material change in our corporate structure or business;

  (f)
  our common stock not being authorized for quotation in an automated quotation system operated by a national securities association;

  (g)
  our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act;

  (h)
  the suspension of our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act; or

  (i)
  any change in our certificate of incorporation or bylaws, except for a bylaw amendment to provide for the management succession described in clause (d) above, or any actions which may impede the acquisition of control of us by any person.

        Neither we nor our Board of Directors makes any recommendation as to whether you should tender your options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this offer to exchange and to consult your own investment and tax advisors. You must make your own decision whether to tender your options for exchange.

3.    Procedures for Tendering Options.

        Proper Tender of Options.    To validly tender your options pursuant to the offer, you must, in accordance with the terms of the letter of transmittal, properly complete, duly execute and deliver to us the letter of transmittal, or a facsimile thereof, along with any other required documents. We must receive all of the required documents at NetBank, Inc., 11475 Great Oaks Way, Suite 100, Alpharetta, Georgia 30022, Attn: Laura Moon or Robert E. Bowers (facsimile number: (770) 343-9344), before the expiration date.

        The method of delivery of all documents, including letters of transmittal and any other required documents, is at your election and risk. If you deliver by mail, we recommend that you use certified mail with return receipt requested and properly insure the materials. In all cases, you should allow sufficient time to ensure timely delivery prior to the expiration date.

        Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely tendered options which are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular options or any particular option holder. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any such notice.

        Our Acceptance Constitutes an Agreement.    Your tender of options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the offer. Our acceptance of your tendered options pursuant to the offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the offer.

        Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that have not been validly withdrawn.

4.    Withdrawal Rights.

        You may only withdraw your tendered options in accordance with the provisions of this Section 4.

        You may withdraw your tendered options at any time before midnight, Eastern Time, on April 2, 2002. If we extend the offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. In addition, unless we accept your tendered options for exchange before midnight, Eastern Time, on April 30, 2002, you may withdraw your tendered options at any time that date.

        To validly withdraw tendered options, an option holder must deliver to us at NetBank, Inc., 11475 Great Oaks Way, Suite 100, Alpharetta, Georgia 30022, Attn: Laura Moon or Robert E. Bowers (facsimile number: (770) 343-9344), a written notice of withdrawal, or a facsimile thereof, with the required information, while the option holder still has the right to withdraw the tendered options. The notice of withdrawal must specify the name of the option holder who tendered the options to be withdrawn, the grant date, exercise price and total number of shares subject to each option to be withdrawn. Except as described in the following sentence, the notice of withdrawal must be executed by the option holder who tendered the options to be withdrawn exactly as such option holder's name appears on the option agreement or agreements evidencing such options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice of withdrawal.

        You may not rescind any withdrawal, and any options you withdraw will thereafter be deemed not properly tendered for purposes of the offer, unless you properly re-tender those options before the expiration date by following the procedures described in Section 3.

        Neither we nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

5.    Acceptance of Options for Exchange.

        Upon the terms and subject to the conditions of this offer and as promptly as practicable following the expiration date, we will accept and cancel options properly tendered and not validly withdrawn before the expiration date. If your options are properly tendered and accepted on April 2, 2002, the scheduled expiration date of the offer, we will promptly thereafter pay you the full cash amount to which you are entitled for your options.

        We will not grant any options to persons eligible to participate in this offer prior to the expiration date. Additionally, if we accept the options you tender in the offer, we will further refrain from granting you any other options until six months and one day after the expiration of this offer. This will allow us to avoid incurring compensation expense against our earnings because of financial accounting rules that could apply to these interim option grants as a result of the offer. If you do not tender options in the offer, however, you would remain eligible for any discretionary option awards that we might grant after the expiration of this offer without regard to the six months and one day "waiting period."

        For purposes of the offer, we will be deemed to have accepted for exchange options that are validly tendered and not properly withdrawn as, if and when we give oral or written notice to the option holders of our acceptance for exchange of such options, which may be by press release. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly upon the expiration of the offer all properly tendered options that are not validly withdrawn. Promptly after we accept tendered options, we will send each tendering option holder a check in the full amount of those options.

6.    Conditions of the Offer.

        Notwithstanding any other provision of the offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time on or after the date of this offer and prior to the expiration date any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the offer or with such acceptance and cancellation of options tendered for exchange:

  (a)
  there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, the issuance of payment, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of NetBank or its subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the offer to us;

  (b)
  there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

  (1)
  make the acceptance for exchange of, or issuance of payment for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

  (2)
  delay or restrict our ability, or render us unable, to accept for exchange, or issue payment for, some or all of the tendered options;

  (3)
  materially impair the contemplated benefits of the offer to us; or

  (4)
  materially and adversely affect the business, condition (financial or other), income, operations or prospects of NetBank or its subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the offer to us;

  (c)
  there shall have occurred any change in generally accepted accounting standards that could or would require us for financial reporting purposes to record compensation expense against our earnings in connection with the offer;

  (d)
  a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us (except as it relates to our pending merger with RBMG), shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

  (1)
  any person, entity or "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the date of this offer;

  (2)
  any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the date of this offer shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

  (3)
  any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of the assets or securities of us or any of our subsidiaries; or

  (e)
  any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of NetBank or our subsidiaries that, in our reasonable judgment, is or may be material to NetBank or our subsidiaries.

        The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them at any time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. Any determination we make concerning the events described in this Section 6 will be final and binding upon all persons.

7.    Price Range of Common Stock Underlying the Options.

        Our common stock is quoted on the Nasdaq Stock Market under the symbol "NTBK." The following table shows, for the periods indicated, the high and low sales prices per share of our common stock as reported by the Nasdaq Stock Market.

	High	Low
2000
First quarter	$22.00	$12.06
Second quarter	$14.44	$8.56
Third quarter	$13.38	$9.75
Fourth quarter	$11.94	$6.00
2001
First quarter	$10.88	$6.69
Second quarter	$11.90	$8.44
Third quarter	$10.70	$7.10
Fourth quarter	$11.05	$6.95
2002
First quarter (through March 5, 2002)	$16.03	$10.70

        As of March 5, 2002, the last reported sale price of our common stock, as reported by the Nasdaq Stock Market, was $15.97 per share.

        We recommend that you obtain current market quotations for our common stock before deciding whether to tender your options.

8.    Source and Amount of Consideration.

        Assuming we cancel all of our outstanding options that have an exercise price of $14.00 or more pursuant to the offer, the aggregate cash consideration to be paid (assuming all outstanding options for which this offer is being made are accepted for payment) will be approximately $3,521,138 (excluding estimated fees and expenses). We anticipate financing the cash consideration payable to tendering optionholders for the cancellation of options pursuant to this offer and the payment of related fees and expenses from available cash.

9.    Information Concerning NetBank.

        General.    NetBank, Inc. is a holding company that wholly owns the outstanding stock of NetBank, a federally insured bank operating exclusively on the internet. It also owns Market Street Mortgage Corporation, a mortgage lender. NetBank offers a broad array of products and services that customers would typically expect from a traditional bank, including checking and money market accounts, certificates of deposit, individual retirement accounts, debit cards, credit cards, mortgage loans, securities brokerage services, and home equity lines as well as some innovative services specifically designed to leverage its internet capabilities, such as electronic bill payment and presentment, online safety deposit box, wireless account access, and account consolidation services. As of December 31,

2001, NetBank had 245,000 accounts, $1.5 billion in deposits, net income of $2.9 million ($0.10 per share) and total assets of $4.9 billion.

        In November 2001, NetBank announced a definitive agreement to acquire Resource Bancshares Mortgage Group, Inc. (Nasdaq: RBMG), a wholesale mortgage banking company and financial intermediary focused on the purchase, sales and servicing of residential, single-family first mortgage loans through a nationwide network of mortgage brokers and correspondent banks. Terms of the agreement call for common shareholders of RBMG to receive 1.1382 shares of NetBank common stock in exchange for each share of RBMG common stock. RBMG's conforming mortgage business will operate as a wholly owned subsidiary of the bank. Based on third quarter 2001 results, the combined company will have assets totaling $3.6 billion and approximately 1,950 employees. The combined company's stock will trade on Nasdaq under the NetBank name and ticker symbol. The acquisition is expected to close within the first quarter of 2002, and is subject to regulatory approval. The NetBank and RBMG shareholders approved the merger on February 28, 2002.

        Following the successful completion of the acquisition, T. Stephen Johnson and D.R. Grimes will continue as Chairman and Vice Chairman of the combined company. Douglas K. Freeman, RBMG's current CEO, will serve as CEO of the combined company. The board of directors will consist of 11 members—6 from the NetBank board, 4 from the RBMG board and one member who currently serves on both boards. Existing management teams will oversee the respective businesses.

        Financial Information.    The following selected financial data is derived from our consolidated financial statements. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included in our Annual Report on Form 10-K for the year ended December 31, 2000, and our Quarterly Report on Form 10-Q for the period ended September 30, 2001. See "Additional Information" beginning on page 17 for instructions on how you can obtain copies of these reports.

	For the Nine Months Ended September 30,		For the Year Ended December 31,				For the Period from February 20, 1996 (Date of Incorporation) to December 31,
	2001	2000	2000	1999	1998	1997	1996
	(dollars in thousands, except per share and account data)
Income statement data:
Interest income	$109,464	$81,409	$116,320	$54,773	$18,088	$2,223	$8
Interest expense	75,110	54,523	78,564	31,401	11,425	1,260	—

Net interest income	34,354	26,886	37,756	23,372	6,663	963	8

Provision for loan losses	253	267	393	107	20	471	—
Net interest income after provision for loan losses	34,101	26,619	37,363	23,265	6,643	492	8
Non-interest income	24,329	1,916	3,411	1,659	683	63	60
Non-interest expense	52,422	29,564	43,181	20,560	5,187	6,132	3,907

Income (loss) before income taxes and extraordinary gain	6,008	(1,029)	(2,407)	4,364	2,139	(5,577)	(3,839)
Income tax benefit (expense)	(2,283)	350	1,289	(1,316)	2,325	—	—

Income (loss) before extraordinary gain	3,725	(679)	(1,118)	3,048	4,464	(5,577)	(3,839)
Extraordinary gain on early extinguishment of debt	—	8,232	9,711	—	—	—	—

Net income (loss)	$3,725	$7,553	$8,593	$3,048	$4,464	$(5,577)	$(3,839)

Income (loss) before extraordinary gain per common and potential common share—basic	$0.13	$(0.02)	$(0.04)	$0.11	$0.24	$(0.55)	$(1.44)
Income (loss) before extraordinary gain per common and potential common share—diluted	$0.13	$(0.02)	$(0.04)	$0.11	$0.23	$(0.55)	$(1.44)
Net income (loss) per common and potential common share—basic	$0.13	$0.25	$0.29	$0.11	$0.24	$(0.55)	$(1.44)
Weighted average common shares outstanding—basic	29,214	29,706	29,667	27,052	18,447	10,062	2,658
Weighted average common and potential common shares outstanding—diluted	29,777	30,652	30,340	28,045	19,151	10,062	2,658
Balance sheet data—at period end:
Total assets	$2,484,444	$1,701,123	$1,842,690	$1,257,885	$388,437	$93,220	$1,246
Total deposits	$1,342,539	$909,261	$980,752	$653,901	$283,589	$58,727	$—
Total debt	$779,698	$517,784	$590,926	$355,935	$60,000	$—	$—
Shareholders' equity (deficit)	$263,844	$251,017	$250,607	$238,421	$38,755	$34,117	$(386)
Book value per share outstanding at end of year	$8.96	$8.36	$8.62	$8.11	$2.10	$1.85	$(0.10)
Percentage of net income (loss) to:
Average total assets (ROA) continuing operations—basic(2)	0.24%	(0.69)%	(0.55)%	0.37%	1.85%	(11.81)%	N/M
Average shareholders' equity (deficit) (ROE)	1.93%	(4.06)%	(3.51)%	2.20%	12.25%	(33.07)%	N/M
Percentage of average shareholders' equity (deficit) to average total assets	12.51%	16.91%	15.77%	16.84%	15.13%	35.71%	(30.97)%
Number of accounts at period end	232,000	133,000	162,000	66,000	17,000	5,000	—

(1)
During the year ended December 31, 2000, NetBank repurchased $87.7 million of convertible subordinated notes outstanding for $62.5 million in cash and 595,000 shares of NetBank common stock and recorded an extraordinary gain on early extinguishment of debt of $9.7 million.

(2)
During the nine months ended September 30, 2000, NetBank repurchased $57.1 million of convertible subordinated notes outstanding for $43.0 million in cash and 595,000 shares of NetBank common stock and recorded an extraordinary gain on early extinguishment of debt of $8.2 million.

10.  Interests of Directors and Officers; Transactions and Arrangements Concerning the Options.

        The following table lists, as of December 31, 2001, the number of shares of common stock beneficially owned by our executive officers and directors.

	Name of Beneficial Owner	Number of Shares Beneficially Owned(1)		Percent of Class
(i)	Directors
	Robert E. Bowers(2)	511,314		1.7%
	Ward H. Clegg	108,064		*
	Michael R. Fitzgerald(2)	60,000		*
	D.R. Grimes(2)	901,852		2.9%
	J. Stephen Heard	44,000		*
	T. Stephen Johnson	615,205	(3)	2.0%
	Robin C. Kelton	441,314		1.4%
	Thomas H. Muller, Jr.	43,814		*
	Donald S. Shapleigh, Jr.	279,440		*
	W. James Stokes	77,388		*
	Mack I. Whittle	1,189,000	(4)	3.9%
(ii)	Non-Directors, Executive Officers
	Thomas L. Cable	76,000		*
	Laura P. Moon	20,000		*
(iii)	All Executive Officer and Directors as a Group (13 persons)	4,367,391	(5)	14.2%

*
Indicates less than one percent of the shares of common stock outstanding.

(1)
Includes the following numbers of shares subject to options exercisable within 60 days following the date of this table for the indicated reporting person:

Mr. Bowers	499,314	Mr. Kelton	14,000
Mr. Cable	76,000	Mr. Muller	14,000
Mr. Clegg	14,000	Ms. Moon	20,000
Mr. Fitzgerald	60,000	Mr. Shapleigh	8,000
Mr. Grimes	901,852	Mr. Stokes	14,000
Mr. Heard	14,000	Mr. Whittle	14,000
Mr. Johnson	11,000
(2)
Mr. Bowers, Mr. Fitzgerald, and Mr. Grimes are also executive officers of NetBank.

(3)
Includes 302,053 shares owned of record by Mr. Johnson's spouse, Mary E. Johnson.

(4)
Mr. Whittle serves as Chairman of the Board of The South Financial Group, formerly Carolina First Corporation. As a result, he may be deemed to beneficially own any shares owned by The South Financial Group.

(5)
Includes 1,660,166 shares subject to options exercisable within 60 days following the date of this table.

        Except as described below, there have been no transactions in options to purchase common stock or in our common stock which were effected within the 60 days prior to this offer to exchange, or to our knowledge, by any executive officer, director, affiliate or subsidiary of NetBank.

        One of our directors, Donald S. Shapleigh, Jr., sold the following numbers of shares at the following prices on the dates indicated.

Date	No. of Shares	Price Per Share
February 6, 2002	15,000	$13.61
February 7, 2002	5,000	$13.96
February 12, 2002	10,000	$15.01

11.  Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer.

        Assuming all of the options subject to this offer are tendered, we anticipate that we will incur a one-time compensation expense of approximately $3.6 million. Options we acquire pursuant to the offer will be cancelled and the shares of common stock subject to those options will be returned to the pool of shares available for grants of new options under the Plan and for issuance upon the exercise of such new options. The shares will be available for future awards to employees and other eligible Plan participants without further shareholder action, except as required by applicable law or the rules of the Nasdaq Stock Market or any other securities quotation system or any stock exchange on which our common stock is then quoted or listed.

12.  Legal Matters; Regulatory Approvals.

        We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our cancellation of options for cash as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We are unable to predict whether we may be required to delay the acceptance of options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept and issue payment for tendered options is subject to conditions, including the conditions described in Section 6.

13.  Material Federal Income Tax Consequences.

        The following is a general summary of the material federal income tax consequences of the exchange of options for cash pursuant to the offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

        The cash amounts paid to optionees who tender options for cancellation are taxed as ordinary compensation income of the optionees in the year received. Such income is subject to withholding of income, FICA and Medicare taxes and other applicable employment taxes. To the extent that a tendering optionee recognizes ordinary income, we would be entitled to a corresponding federal income tax deduction, provided in general that (i) the amount is an ordinary and necessary business expense and such income meets the test of reasonableness; (ii) the deduction is not disallowed pursuant to the annual compensation limit set forth in Section 162(m) of the Internal Revenue Code; and (iii) certain statutory provisions relating to so-called "excess parachute payments" do not apply.

        Certain of the options subject to this offer are intended to qualify as "incentive stock options." The tax consequences of the receipt of the cash amounts to optionees who tender "incentive stock options" for cancellation are the same as set forth in the immediately preceding paragraph. If the holder of an "incentive stock option" does not tender the incentive stock option pursuant to this offer, the characterization of that option as an "incentive stock option" will not be affected.

        If you have a salary deferral election in effect under the NetBank 401(k) plan, subject to any applicable plan limitations, a portion of your cash payment will be withheld and contributed to the plan on a before-tax basis. Similar withholdings may be made if you participate in the NetBank employee stock purchase plan, but any withholdings from the cash payment made under that plan will not reduce the taxable amount of your cash payment.

        We recommend that you consult your own tax advisor with respect to the federal, state and local tax consequences of participating in the offer.

14.  Extension of Offer; Termination; Amendment.

        We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 6 has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and thereby delay the acceptance of any options by giving oral or written notice of such extension to the option holders and making a public announcement thereof.

        We also expressly reserve the right, in our reasonable judgment, prior to the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options tendered upon the occurrence of any of the conditions specified in Section 6, by giving oral or written notice of such termination or postponement to the option holders and making a public announcement thereof. Our reservation of the right to delay our acceptance and cancellation of options tendered is limited by Rule 13e-4(f)(5) promulgated under the Securities Exchange Act, which requires that we must pay the consideration offered or return the options tendered promptly after termination or withdrawal of a tender offer.

        Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 6 has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of options being sought in the offer.

        Amendments to the offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to the offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of such change.

        If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information. If we decide to take any of the following actions, we will publish notice of such action and extend the offer for a period of ten business days after the date of such publication:

  (a)
  (1) we increase or decrease the amount of consideration offered for the options;

    (2)
    we decrease the number of options eligible to be tendered in the offer; or

    (3)
    we increase the number of options eligible to be tendered in the offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the offer immediately prior to the increase; and

  (b)
  the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in this Section 14.

15.  Fees and Expenses.

        We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to this offer to exchange.

16.  Additional Information.

        We have filed with the SEC a Tender Offer Statement on Schedule TO, of which this offer is a part, with respect to the offer. This offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, our annual report on Form 10-K for our fiscal year ended December 31, 2000, including the information incorporated by reference in the Form 10-K from our definitive proxy statement for our 2001 Annual Meeting of Shareholders, our Quarterly Report on Form 10-Q for the period ended September 30, 2001, and our Joint Proxy Statement/Prospectus dated January 14, 2002 relating to our proposed merger with RBMG.

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can receive copies of such reports, proxy and information statements, and other information, at prescribed rates, from the Securities and Exchange Commission by addressing written requests to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, you can read such reports, proxy and information statements, and other information at the public reference facilities at that address. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Securities and Exchange Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants such as NetBank, Inc. that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission Web site is http://www.sec.gov.

        We will also provide without charge to each person to whom a copy of this offer to exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

NetBank, Inc.
Attention: Investor Relations
11475 Great Oaks Way, Suite 100
Alpharetta, Georgia 30022
(770) 343-6006

or by telephoning us at (770) 343-6006 between the hours of 9:00 a.m. and 5:00 p.m., Eastern Time.

        The information contained in this offer about NetBank should be read together with the information contained in the documents to which we have referred you.

17.  Miscellaneous.

        We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the option holders residing in such jurisdiction.

        We have not authorized any person to make a recommendation on our behalf as to whether or not you should tender your options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with this offer other than the information and representations contained in this document, the memorandum from Robert E. Bowers dated March 6, 2002 or in the related letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information has having been authorized by us.

NetBank,  Inc.                                        M arch 6, 2002

OFFER TO EXCHANGE

ALL OUTSTANDING OPTIONS

UNDER THE NETBANK, INC. 1996 STOCK INCENTIVE PLAN

WITH AN EXERCISE PRICE OF $14.00 OR MORE

FOR CASH

        If you wish to tender your options, you must complete and sign the letter of transmittal in accordance with its instructions, and mail, fax or hand deliver it and any other required documents to us at NetBank, Inc., 11475 Great Oaks Way, Suite 100, Alpharetta, Georgia 30022, Attn: Laura Moon or Robert E. Bowers (facsimile number: (770) 343-9344).

        Any questions or requests for assistance or additional copies of any documents referred to in the offer may be directed to NetBank, Inc., 11475 Great Oaks Way, Suite 100, Alpharetta, Georgia 30022, Attn: Laura Moon or Robert E. Bowers (telephone (770) 343-6006) (facsimile number: (770) 343-9344).

March 6, 2002

EXHIBIT (a)(2)

LETTER OF TRANSMITTAL
TO TENDER OPTIONS TO PURCHASE SHARES OF COMMON STOCK
HAVING AN EXERCISE PRICE OF $14.00 OR MORE
IN EXCHANGE FOR CASH
PURSUANT TO THE OFFER TO EXCHANGE DATED MARCH 6, 2002

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT
MIDNIGHT, EASTERN TIME, ON APRIL 2, 2002,
UNLESS THE OFFER IS EXTENDED.

To:
NetBank, Inc.
11475 Great Oaks Way, Suite 100
Alpharetta, Georgia 30022
Telephone: (770) 343-6006
Facsimile: (770) 343-9344

        Pursuant to the terms and subject to the conditions of the Offer to Exchange dated March 6, 2002 and this Letter of Transmittal, I hereby tender the following options or portions thereof to purchase shares of common stock, par value $.01 per share ("Option Shares"), outstanding under the NetBank, Inc. 1996 Stock Incentive Plan, having an exercise price of $14.00 or more. (To validly tender such options you must complete the following table according to instructions 2 and 3 on page 4 of this Letter of Transmittal.)

Grant Date of Option(1)	Exercise Price of Option	Total Shares Subject to Option(2)	Number of Option Shares to be Tendered(3)

(1)
List each option on a separate line even if more than one option was issued on the same grant date.

(2)
Even if you have exercised a portion of an option, provide the total number of Option Shares subject to the entire option grant in this column.

(3)
This number should only be different from the number in (2) if you have previously exercised a portion of a grant that you are tendering in this offer. You may write "All" to indicate that you are tendering all your eligible options for the particular grant.

To NetBank, Inc.:

        Upon the terms and subject to the conditions set forth in the Offer to Exchange dated March 6, 2002 (the "Offer to Exchange"), my receipt of which I hereby acknowledge, and in this Letter of Transmittal (this "Letter" which, together with the Offer to Exchange and the accompanying memorandum to me from Robert E. Bowers (the "Memorandum"), as they may be amended from time to time, constitutes the "Offer"), I, the undersigned, hereby tender to NetBank, Inc., a Georgia corporation (the "Company"), the options or portions thereof to purchase shares ("Option Shares") of common stock, par value $.01 per share, of the Company (the "Common Stock") specified in the table on page 1 of this Letter (the "Options") in exchange for cash in the amount applicable to the Options as set forth in the Memorandum.

        Subject to, and effective upon, the Company's acceptance of the Options tendered herewith in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), I hereby sell, assign and transfer to, or upon the order of, the Company all right, title and interest in and to all of the Options that I am tendering hereby. I acknowledge that the Company has advised me to consult with my own advisors as to the consequences of participating or not participating in the Offer. I agree that this Letter is an amendment to any option agreement or agreements to which the Options I am tendering hereby are subject.

        I hereby represent and warrant that I have full power and authority to tender the Options tendered hereby and that, when and to the extent such Options are accepted for exchange by the Company, such Options will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, other than pursuant to the applicable option agreement, and such Options will not be subject to any adverse claims. Upon request, I will execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the exchange of the Options I am tendering hereby.

        All authority herein conferred or agreed to be conferred shall not be affected by, and shall survive, my death or incapacity, and all of my obligations hereunder shall be binding upon my heirs, personal representatives, successors and assigns. Except as stated in the Offer, this tender is irrevocable.

        By execution hereof, I understand that tenders of Options pursuant to the procedure described in Section 3 of the Offer to Exchange and in the instructions to this Letter will constitute my acceptance of the terms and conditions of the Offer. The Company's acceptance of Options tendered pursuant to the Offer will constitute a binding agreement between the Company and me upon the terms and subject to the conditions of the Offer.

        I acknowledge that I will not be granted any additional options until on or after the first business day that is at least six months and one day after the date the Options tendered hereby are accepted and cancelled.

        The name and social security number of the registered holder of the Options tendered hereby appear below exactly as they appear on the option agreement or agreements representing such Options. In the appropriate boxes of the table, I have listed for each Option the grant date, the exercise price, the total number of Option Shares subject to the Option, and the number of Option Shares I am tendering. I understand that I may tender all or none of each of my option grants outstanding under the Plan having an exercise price of $14.00 or more and that I am not required to tender any of such options in the Offer. I also understand that all of such Options properly tendered prior to the "Expiration Date" (as defined in the following sentence) and not properly withdrawn will be exchanged for cash, upon the terms and subject to the conditions of the Offer, including the conditions described in Sections 1 and 6 of the Offer to Exchange. The term "Expiration Date" means midnight, Eastern Time, on April 2, 2002, unless and until the Company, in its discretion, has extended the period of time during which the Offer will remain open, in which event the term "Expiration Date" refers to the latest time and date at which the Offer, as so extended, expires.

        I recognize that, under certain circumstances set forth in the Offer, the Company may terminate or amend the Offer and postpone its acceptance and cancellation of any Options tendered for exchange. In any such event, I understand that the Options delivered herewith but not accepted for exchange will be returned to me at the address indicated below.

        THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS OF OPTIONS B ACCEPTED FROM OR ON BEHALF OF) HOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF THE OFFER WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION.

        All capitalized terms used in this Letter but not defined shall have the meaning ascribed to them in the Offer to Exchange.

        I have read, understand and agree to all of the terms and conditions of the Offer.

        You must complete and sign the following exactly as your name appears on the option agreement or agreements evidencing the Options you are tendering. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, please set forth the signer's full title and include with this Letter proper evidence of the authority of such person to act in such capacity. (See Instructions 1 and 4)

SIGNATURE OF OWNER

X	Date:, 2002
(Signature of Holder or Authorized Signatory)
Name:
(Please Print)
Capacity:
Address:

(Please include ZIP code)
Telephone No. (with area code):
Tax ID/ Social Security No.:

INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1.    Delivery of Letter of Transmittal.    A properly completed and duly executed original of this Letter (or a facsimile thereof), and any other documents required by this Letter, must be received by the Company at its address set forth on the front cover of this Letter on or before the Expiration Date.

        THE METHOD BY WHICH YOU DELIVER ANY REQUIRED DOCUMENTS IS AT YOUR OPTION AND RISK, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE COMPANY. IF YOU ELECT TO DELIVER YOUR DOCUMENTS BY MAIL, THE COMPANY RECOMMENDS THAT YOU USE CERTIFIED MAIL

WITH RETURN RECEIPT REQUESTED AND THAT YOU PROPERLY INSURE THE DOCUMENTS. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY.

        Tenders of Options made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. If the Offer is extended by the Company beyond that time, you may withdraw your tendered options at any time until the extended expiration of the Offer. In addition, unless the Company accepts your tendered Options before 12:00 midnight, Eastern Time, on April 30, 2002, you may withdraw your tendered Options at any time after that date. To withdraw tendered Options you must deliver a written notice of withdrawal, or a facsimile thereof, with the required information to the Company while you still have the right to withdraw the tendered Options. Withdrawals may not be rescinded and any Options withdrawn will thereafter be deemed not properly tendered for purposes of the Offer unless such withdrawn Options are properly re-tendered prior to the Expiration Date by following the procedures described above.

        The Company will not accept any alternative, conditional or contingent tenders. All tendering Option Holders, by execution of this Letter (or a facsimile of it), waive any right to receive any notice of the acceptance of their tender, except as provided for in the Offer to Exchange.

2.    Inadequate Space.    If the space provided herein is inadequate, the information requested by the first table in this Letter regarding the Options to be tendered should be provided on a separate schedule attached hereto.

3.    Tenders.    If you intend to tender options pursuant the Offer, you must complete the table on page 1 of this Letter by providing the following information for each Option that you intend to tender: grant date, exercise price, total number of Option Shares subject to the Option, and number of Option Shares you are tendering. You may tender all or none of each of your options subject to an individual stock grant.

4.    Signatures on This Letter of Transmittal.    If this Letter is signed by the holder of the Options, the signature must correspond with the name as written on the face of the option agreement or agreements to which the Options are subject without alteration, enlargement or any change whatsoever.

        If this Letter is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Company of the authority of such person so to act must be submitted with this Letter.

5.    Requests for Assistance or Additional Copies.    Any questions or requests for assistance, as well as requests for additional copies of the Offer to Exchange or this Letter may be directed to Laura Moon or Robert E. Bowers, at the address and telephone number given on the front cover of this Letter. Copies will be furnished promptly at the Company's expense.

6.    Irregularities.    All questions as to the number of Option Shares subject to Options to be accepted for exchange, and the validity, form, eligibility (including time of receipt) and acceptance of any tender of Options will be determined by the Company in its discretion, which determinations shall be final and binding on all parties. The Company reserves the right to reject any or all tenders of Options the Company determines not to be in proper form or the acceptance of which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Options, and the Company's interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No tender of Options will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. Neither the Company nor any other person is or will be obligated to give notice of any defects or irregularities in tenders, and no person will incur any liability for failure to give any such notice.

        IMPORTANT: THIS LETTER (OR A FACSIMILE COPY THEREOF) TOGETHER WITH ALL OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE COMPANY, ON OR PRIOR TO THE EXPIRATION DATE.

7.    Important Tax Information.    You should refer to Section 13 of the Offer to Exchange, which contains important tax information.

EXHIBIT (a)(3)

March 6, 2002

To [Name of Eligible Optionee]:

        The Board of Directors recognizes that NetBank's stock option plan may not currently be providing long-term incentives for its valued employees. As such, the Board has considered alternative ways to improve employee retention and morale by realigning the cash and equity components of our compensation program to more closely reflect the current investment climate while at the same time decreasing the number of options that we have outstanding.

        As a result, we are pleased to announce that NetBank is offering to exchange your outstanding options under the 1996 Stock Incentive Plan with an exercise price of $14.00 or more for cash in an amount shown in Schedule A to this memorandum.

        This memorandum gives an overview of the terms of the offer and instructions on how, and materials needed, to participate. You should carefully read this memorandum and the accompanying offer to exchange and letter of transmittal, which collectively describe the terms of the offer, before you decide whether to tender any of your options. A tender of options involves risks that are mentioned in this memorandum and further discussed in the offer to exchange. To tender options, you must properly complete and return to Laura Moon or me the Letter of Transmittal and any other required documents before the expiration of this offer, which is currently expected to be midnight, eastern time on April 2, 2002.

Summary of the Offer

  •
  All NetBank directors and employees may participate if they hold stock options granted under the Plan that have an exercise price of $14.00 or more.

  •
  You must surrender a full grant of stock options. For instance, if you have an option grant for 1,000 shares with an exercise price of $17.50 per share, you cannot surrender 500 for cash and keep the other 500. You may only tender the entire 1,000 or choose not to tender that particular grant at all.

  •
  If you validly tender eligible option grants, we will pay you the cash to which you are entitled promptly after the offer expires. We will not be able to grant you any new options until the date that is six months and one day after we cancel your old options.

How to Participate

        If you want to participate in the offer, you need to fill out the attached letter of transmittal and send it by mail, fax, or hand delivery to Laura Moon or Robert E. Bowers by midnight, eastern time, on April 2, 2002, unless we extend the offer. If you change your mind after you send in the form and wish to withdraw your tendered options from the program, you may do so by delivering written notice prior to the expiration of the offer.

Where to Find Additional Information

        This offer is being made under the terms and subject to the conditions of an offer to exchange and a related letter of transmittal which are enclosed as attachments to this memo. You should carefully read the entire offer to exchange and letter of transmittal before you decide whether to tender all or any portion of your options. A tender of options involves risks that are discussed in the offer to exchange. To tender options, you will be required to properly complete and return to us the letter of transmittal and any other documents specified in that letter by the expiration date of the offer.

        If you have any questions about the offer, please call Laura Moon or Robert E. Bowers at (770) 343-6006.

        The Board of Directors makes no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision whether to tender your options. For questions regarding tax implications or other investment-related questions, you should talk to your own counsel, accountant and/or other financial advisor.

                      Sincerely,
                      Robert E. Bowers
                      Chief Financial Officer

Schedule A

Your Name	Date of Grant	No. of Shares	Exercise Price Per Share	Cash Price Per Share	Total Cash for Options

EXHIBIT (a)(4)

April            , 2002

To [Name of Participant]:

        On behalf of NetBank, Inc. (the "Company"), I am writing to provide you with the results of the Company's recent offer to exchange (the "Offer") outstanding options granted under the NetBank, Inc. 1996 Stock Incentive Plan (the "Plan") with an exercise price of $14.00 or more (the "Options") for cash. All capitalized terms used in this letter which are not defined herein have the meanings given to those terms in the letter of transmittal (the "Letter of Transmittal") accompanying the Company's offer to exchange dated March 6, 2002 (the "Offer of Exchange").

        The Offer expired at midnight, Eastern Time, on April 2, 2002. Promptly upon the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange Options tendered to it for a total of                          shares of Common Stock and cancelled all such Options in exchange for cash in an aggregate amount of $                        .

        The Company has accepted for exchange and cancelled the number of Options tendered by you equal to the number of Option Shares set forth on the attachment to this letter. A check in payment of the offer price applicable to your options is also enclosed.

        If you have any questions, please call Laura Moon or me at (770) 343-6006.

                      Sincerely,
                      Robert E. Bowers
                      Chief Financial Officer

Attachment

Name	Option Grant Date	No. of Option Shares Cancelled	Amount of Cash to be Paid

EXHIBIT (a)(5)

Prices to be Paid for Tendered Options

Option Exercise Price	Cash to be Paid per Share of Underlying Common Stock

$14.75	$4.00
15.13	3.75
16.37	3.50
17.19	3.25
17.50	3.00
18.875	2.75
22.25	2.00
22.38	2.00
22.50	2.00
23.25	2.00
24.63	2.00
35.44	2.00
53.33	2.00

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SIGNATURE
INDEX TO EXHIBITS
EXHIBIT (a)(1)
NETBANK, INC. OFFER TO EXCHANGE ALL OUTSTANDING OPTIONS UNDER THE NETBANK, INC. 1996 STOCK INCENTIVE PLAN HAVING AN EXERCISE PRICE OF $14.00 OR MORE FOR CASH
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT MIDNIGHT, EASTERN TIME, ON APRIL 2, 2002, UNLESS THE OFFER IS EXTENDED.
IMPORTANT
TABLE OF CONTENTS
SUMMARY TERM SHEET
INTRODUCTION
MATERIAL RISKS OF PARTICIPATING IN THE OFFER
THE OFFER
OFFER TO EXCHANGE ALL OUTSTANDING OPTIONS UNDER THE NETBANK, INC. 1996 STOCK INCENTIVE PLAN WITH AN EXERCISE PRICE OF $14.00 OR MORE FOR CASH
EXHIBIT (a)(2)
LETTER OF TRANSMITTAL TO TENDER OPTIONS TO PURCHASE SHARES OF COMMON STOCK HAVING AN EXERCISE PRICE OF $14.00 OR MORE IN EXCHANGE FOR CASH PURSUANT TO THE OFFER TO EXCHANGE DATED MARCH 6, 2002
SIGNATURE OF OWNER
INSTRUCTIONS FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER
EXHIBIT (a)(3)
Schedule A
EXHIBIT (a)(4)
EXHIBIT (a)(5)